Exhibit 99.1

Silence Therapeutics Presents Positive Pre-Clinical Data for SLN360 for the Treatment of Elevated Lipoprotein(a) at American Heart Association 2020

–	Pre-clinical safety data show no adverse or off-target effects and targeted biodistribution of the company’s wholly owned gene-silencing candidate SLN360
–	Profile supports SLN360’s progression to in-human testing for the treatment of elevated lipoprotein(a), an independent risk factor for premature heart disease, heart attack and stroke

16 November 2020

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, has presented positive pre-clinical safety data for its wholly owned lead product candidate, SLN360, at the American Heart Association (AHA)'s virtual Scientific Sessions 2020, being held 14-16 November.1 The results, available here, demonstrated that the potent and sustained reduction of lipoprotein(a) – Lp(a) – levels in in vitro and animal models treated with SLN360 was not associated with any adverse or off-target effects.1

Giles Campion, Head of R&D and Chief Medical Officer of Silence Therapeutics commented: “The strength of our pre-clinical safety data, coupled with the efficacy data presented at the AHA congress this time last year, demonstrates the precision with which we are able to target the appropriate gene and deliver robust knockdown of Lp(a) levels with long duration of action. Safety is always important but particularly when a therapy has the potential to be administered to a large population as a long-term preventative measure. These results give us confidence to move SLN360 into the clinic, to develop a transformational medicine for the millions of people facing a higher risk of cardiovascular disease due to elevated Lp(a).”

Recent evidence has shown that elevated Lp(a) serum levels is a key independent, genetic and causal risk factor for premature heart disease, heart attack and stroke.2 It is estimated to affect 20% of individuals worldwide, with limited treatment strategies currently available. By directly targeting and silencing the LPA gene within the liver, SLN360 is designed to lower levels of Lp(a), which in turn is expected to lower the risk of premature cardiovascular disease.

Results presented today show that the distribution of SLN360 is confined to the liver (target organ) and kidney (route of elimination) as intended, with levels of SLN360 in other organs (including reproductive organs) less than 1% of peak liver levels. Its restricted biodistribution and the absence of off-target effects supports the progression of SLN360 to in-human testing.

The Phase I APOLLO trial is now recruiting (NCT04606602), to investigate the safety, tolerability, pharmacokinetic and pharmacodynamic response of SLN360 in people with elevated Lp(a). If successful in clinical trials, SLN360 may provide a novel therapeutic approach to address Lp(a)-related cardiovascular disorders. More information on the trial can be found here.

References

1.

Rider D, et al. Pre-clinical Safety Assessment of SLN360, A Novel Short Interfering Ribonucleic Acid Targeting LPA, presented at the American Heart Association (AHA) Scientific Sessions, November 2020.

2.	Tsimikas S, A Test in Context: Lipoprotein(a): Diagnosis, Prognosis, Controversies, and Emerging Therapies, J Am Coll Cardiol. 2017;69(6):692-711.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
U.S. IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

About SLN360

Silence’s wholly owned lead product candidate, SLN360, is a gene ‘silencing’ therapy – one that is designed to temporarily block a specific gene’s message that would otherwise trigger an unwanted effect. In this case, it aims to ‘silence’ LPA, a gene that tells the body to make a specific protein that is only found in Lp(a). By silencing LPA, the levels of Lp(a) are lowered, which in turn is expected to lower the risk of heart diseases, heart attacks and strokes. Silence is evaluating SLN360 in its APOLLO Phase 1 dose escalation study designed to assess the safety, tolerability, pharmacokinetic and pharmacodynamic response of SLN360 in people with elevated Lp(a). More information on the trial can be found here.

About Lipoprotein(a)

Lipoprotein(a), known as Lp(a) for short, is a particle made by the liver, which consists of cholesterol, fats and proteins. Most people have some Lp(a) in their body, but about 1 in 5 people have high levels of Lp(a), because of a specific gene variation in their DNA. Most people are unaware if they have elevated Lp(a). People living with elevated Lp(a) have a higher risk of developing early heart disease, heart attacks and strokes. Most standard cholesterol tests do not currently include screening for Lp(a). Current medicines that are used to lower other lipid levels in the blood do not have a meaningful effect on Lp(a) and are less effective overall in people with high levels of Lp(a).

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing SLN500, a C3 targeting programme, in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s clinical and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.